Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30
	2011	2012	2013	2014	2015	2016

EARNINGS

Pretax income (loss)	$(25,694)	$(3,308)	$(25,382)	$(12,035)	$(27,660)	$(37,206)

Plus:
Fixed Charges (see below)	$5,180	$2,380	$504	$21	$85	$117

Total earnings (loss) to cover fixed charges	$(20,514)	$(928)	$(24,878)	$(12,014)	$(27,575)	$(37,089)

FIXED CHARGES

Interest expense	$160	$1,876	$446	$-	$-	$-

Amortization of debt discount	$5,000	$498	$-	$-	$-	$-

Rental expenses representative of an interest factor (1)	$20	$6	$58	$21	$85	$117

Total fixed charges	$5,180	$2,380	$504	$21	$85	$117

Preferred dividends	$-	$-	$-	$-	$-	$-

DEFICIENCY OF EARNINGS TO COVERED CHARGES	$(25,694)	$(3,308)	$(25,382)	$(12,035)	$(27,660)	$(37,206)

RATIO OF EARNINGS TO FIXED CHARGES	-	-	-	-	-	-
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	-	-	-	-	-	-

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(1)       Represents estimated interest factor associated with certain facility lease expenses (at an assumed rate of 33% of total rent expense, which management believes is a reasonable approximation of the interest factor).